SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 22, 2021

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BY EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attn: Stephen Kim

Adam Phippen

Charlie Guidry

Lilyanna Peyser

Re:	Krispy Kreme, Inc.
Registration Statement on Form S-1 (File No: 333-256664)
Filed June 1, 2021
CIK No. 0001857154

On behalf of our client, Krispy Kreme, Inc., a Delaware corporation (the “Company”), we submit herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 16, 2021 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Securities and Exchange Commission

June 22, 2021

Summary Historical Consolidated Financial Information

Other Financial Data, Key Performance Indicators and Non-GAAP Measures, page 24

1.

We note your response and related revisions to comment 1. Given your historical experience as well as your current growth strategy, it appears that pre-opening costs are normal, recurring costs of your operations. Please remove this adjustment from your non-GAAP financial measures.

Response

In response to the Staff’s comment, the Company has removed pre-opening costs from the calculation of Adjusted EBITDA and Adjusted Net Income. The Company respectfully informs the Staff that costs related to the opening of the New York City flagship Hot Light Theater Shop have remained in the calculation of Adjusted EBITDA and Adjusted Net Income as the Company believes the nature and amount of the costs incurred related to the first ever flagship shop opening are unique. The Company has revised its disclosure on pages 24, 27-28, 68, 81, 85, 88-91 and 102 of the Revised Registration Statement.

2.

We note your response and related revisions to comment 2. Please explain, quantify and clarify further the adjustments for uncertain tax positions, and acquisition and integration expenses. For example, it is unclear how the uncertain tax position from a related party transaction is not related to your business.

Response

In response to the Staff’s comment, the Company has removed the uncertain tax position of $12.0 million pertaining to the related party transaction in fiscal 2019 from the tax specific adjustments add-back to Adjusted Net Income. Additionally, the Company has reclassed tax adjustments related to the permanent disallowance of acquisition and integration expenses from tax specific adjustments to the tax impact of adjustments. The Company has revised its disclosure on pages 24, 27-28, 68, 88-91 and 102 of the Revised Registration Statement.

Certain Relationships and Related Party Transactions, page 143

3.	Please revise to describe the material terms of the Investors’ Rights Agreement.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 154 of the Revised Registration Statement.

Securities and Exchange Commission

June 22, 2021

Please direct any questions regarding the Company’s responses or Revised Registration Statement to me at (212) 735-2439 or laura.kaufmann@skadden.com.

Very truly yours,

/s/ Laura A. Kaufmann Belkhayat, Esq.

cc:	Mike Tattersfield, Chief Executive Office, Krispy Kreme, Inc.

Cathy Tang, Chief Legal Officer, Krispy Kreme, Inc.

Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP